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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number: 333-116083

XYRATEX LTD

(Translation of registrant's name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

        Note: Regulations S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date	September 21, 2004	By:	/s/ Richard Pearce
Chief Financial Officer

*
Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter 2004
Revenue growth of 58% year over year

        Havant, UK—September 21, 2004—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and network technology, today announced results for the third fiscal quarter, ended August 31st, 2004, with revenues totaling $114.9 million, an increase of 58% compared to revenues of $72.7 million for the same period last year and a 6% increase compared to $108.1 million in the prior quarter.

        Xyratex successfully completed its initial public offering of common stock on June 29, 2004, raising $48.0 million of net proceeds for the Company after offering expenses. As a result of the IPO, Xyratex recorded a non cash equity compensation expense of $180.5 million. This resulted in a GAAP net loss of $174.5 in the third quarter. This equates to a loss per share of $7.73.

        For the third fiscal quarter, non-GAAP net income from continuing operations increased 153% to $7.0 million or a diluted earnings per share of $0.25 compared to non-GAAP net income of $2.8 million in the same quarter a year ago. A reconciliation between net loss on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the Consolidated Statements of Cash Flows.

        Gross margin before equity compensation in the third quarter was 22.7% compared to 21.8% in the same period last year and 21.5% in the prior quarter.

        "This past quarter was a very strong quarter for Xyratex with strong revenue growth year over year and sequentially. Our strategy has produced solid results in both of our core business areas and across multiple segments," said Steve Barber, CEO of Xyratex. "Our focus is on expanding our market share and the number of customers we provide technology solutions to. I believe these results demonstrate solid execution and progress towards that goal."

        Excluding non cash equity compensation, the amortization of intangible assets and IPO costs, operating income was $8.9 million for the third quarter 2004, an increase of 141%, compared to $3.7 million in the same period a year ago.

Business Highlights

  •
  Announced a fully automated high volume test solution, purpose-designed to improve the efficiency of testing the latest 2.5-inch form factor disk drives. The new system, based on Xyratex's highly successful patented 'single cell' technology, offers disk drive manufacturers the capability of testing their latest 2.5-inch disk drive products at the highest levels of operational efficiency—a critical requirement for competing effectively in the disk drive industry.

  •
  Showcased its ASI (Advanced Switching Interconnect) silicon investment strategy at this year's Intel Developer Forum. The new silicon switching technology leverages the investment from the acquisition of an intellectual property base in 2002, to produce a highly scalable, high-speed and affordable ASI switching core for the next-generation of embedded systems. The new switching architecture is supported by more than 20 patent filings to date.

  •
  Announced shipment of the 4200 FC-SATA (Fibre Channel to Serial ATA) expansion JBOD to the OEM enterprise storage market. As a highly integrated solution, the 4200 enclosure provides a full line rate performance capability, and delivers significant cost advantages over discrete component design solutions currently available in this space.

Business Outlook

        The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

  •
  Revenue in the fourth fiscal quarter is projected to be in the range $109 to $114 million.

  •
  Fully diluted earnings per share is anticipated to be between $0.06 and $0.12 on a GAAP basis in the fourth quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.16 and $0.19. Non-GAAP earnings per share excludes non cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call Information

        The Xyratex quarterly results conference call will be broadcast live via the internet http://www.xyratex.com/investors on Tuesday, September 21, 2004 at 2:00 pm Pacific Time/5:00 p.m. Eastern Time. The press release will be posted to the company web site www.xyratex.com.

        A replay will be available through September 27, 2004 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 19256987.

Safe Harbor Statement

        The foregoing information contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

        Xyratex is a leading provider of enterprise class data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

        Founded in 1994 in a management buy-out from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

    Xyratex Investor Relations

    Brad Driver
    Tel: +1 (408) 325-7260
    Email: bdriver@us.xyratex.com
    Website: www.xyratex.com

    Xyratex Public Relations

    Curtis Chan
    CHAN & ASSOCIATES, INC.
    Tel: +1 (714) 447-4993
    Email: cj_chan@chanandassoc.com

5

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	August 31, 2004	August 31, 2003	August 31, 2004	August 31, 2003
	(US dollars in thousands, except per share amounts)
Revenues	$114,906	$72,720	$342,313	$234,406
Cost of revenues—non cash equity compensation	7,791	—	7,791	—
Cost of revenues—other	88,848	56,852	264,107	182,778

Total cost of revenues	96,639	56,852	271,898	182,778

Gross profit	18,267	15,868	70,415	51,628

Operating expenses:
Research and development—development arrangement	—	—	(6,000)	—
Research and development—non cash equity compensation	23,876	—	23,876	—
Research and development—other	9,660	7,380	26,832	19,268

Total research and development	33,536	7,380	44,708	19,268

Selling, general and administrative—non cash equity compensation	135,885	—	135,885	—
Selling, general and administrative—other	7,538	4,809	20,121	14,216

Total selling, general and administrative	143,423	4,809	156,006	14,216

Amortization of intangible assets	378	—	772	—
Other costs	726	—	2,589	—

Total operating expenses	178,063	12,189	204,075	33,484

Operating income (loss)	(159,796)	3,679	(133,660)	18,144
Interest income (expense), net	77	32	905	(194)

Income (loss) from continuing operations before income taxes	(159,719)	3,711	(132,755)	17,950
Provision for income taxes	1,836	949	5,872	1,293

Net income (loss) from continuing operations	(161,555)	2,762	(138,627)	16,657
Loss from discontinued operations (net of taxes of zero)	(12,924)	—	(12,924)	(254)
Loss from sale of discontinued operations (net of taxes of zero)	—	—	—	(185)

Net income (loss)	$(174,479)	$2,762	$(151,551)	$16,218

Net earnings (loss) per share—basic and diluted:
Net income (loss) from continuing operations	$(7.16)	$1.49	$(9.29)	$8.97
Loss from discontinued operations, net of income tax	(0.57)	—	(0.87)	$(0.14)
Loss from sale of discontinued operations, net of income tax	—	—	—	$(0.10)

Net earnings (loss) per share	$(7.73)	$1.49	$(10.16)	$8.73

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares (in thousands), respectively used in computing net earnings per share:
Basic and diluted	22,565	1,856	14,921	1,856

Pro forma net earnings (loss) per common share from continuing operations
Basic	$(5.97)	$0.12	$(5.59)	$0.73

Diluted	$(5.97)	$0.12	$(5.59)	$0.72

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	27,060	22,669	24,797	22,669

Diluted	27,060	23,146	24,797	23,164

Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31, 2004	November 30, 2003
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$57,497	$2,008
Accounts receivable net of allowance for doubtful accounts of $175 and $371	50,275	40,866
Inventories	45,939	37,849
Prepaid expenses	4,442	2,099
Deferred income taxes	4,494	3,429
Other current assets	3,980	5,294

Total current assets	166,627	91,545
Property, plant and equipment, net	13,359	10,403
Intangible assets, net	7,507	—
Deferred income taxes	4,297	9,323

Total assets	$191,790	$111,271

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$50,591	$40,465
Acquisition note payable	2,000	—
Short-term borrowings	4,000	4,133
Customer advance	—	1,073
Employee compensation and benefits payable	8,834	12,421
Deferred revenue	3,174	9,810
Income taxes payable	540	315
Deferred income taxes	491	354
Amount payable to related party	339	—
Other accrued liabilities	10,232	8,699

Total current liabilities	80,201	77,270
Long-term debt	12,000	15,000

Total liabilities	92,201	92,270

Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,027 issued and outstanding	280	—
Ordinary Shares of Xyratex Group Limited (in thousands), par value £0.01 per share:
Class B preferred ordinary shares; 11,099 shares authorized, Nil and 11,099 shares issued and outstanding	—	169
Class A preferred ordinary shares; 16,325 shares authorized, Nil and 8,845 shares issued and outstanding	—	133
Class C ordinary shares; 2,576 shares authorized, Nil and Nil shares issued and outstanding	—	—
Additional paid-in capital	328,507	95,025
Accumulated other comprehensive income	785	2,106
Accumulated deficit	(229,983)	(78,432)

Total shareholders' equity	99,589	19,001

Total liabilities and shareholders' equity	$191,790	$111,271

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31, 2004	August 31, 2003
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing operations	$(138,627)	$16,657
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	3,890	3,562
Amortization of intangible assets	772	—
Non-cash equity compensation	167,552	—
Bonus paid by trust	—	227
Loss (gain) on sale of assets	(36)	13
Supplier note receivable	(6,000)	—
Net unrealized gain on financial instruments	(1,321)	(145)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(7,314)	339
Inventories	(5,009)	(1,751)
Prepaid expenses and other current assets	(799)	235
Accounts payable	7,775	2,432
Customer advance	(1,073)	(767)
Accrued compensation and benefits payable	(3,587)	(1,233)
Deferred revenue	(9,806)	4,502
Income taxes payable	225	(699)
Deferred income taxes	4,098	93
Amount payable to related party	339	(382)
Other accrued liabilities	939	3,168

Net cash provided by operating activities	12,018	26,251

Cash flows from investing activities:
Investments in property, plant and equipment	(6,403)	(3,499)
Dispositions of property, plant and equipment	36	—
Disposal of business, net of cash disposed and costs of disposition	—	(325)
Acquisition of business, net of cash received	(6,015)	—
Repayment of supplier note receivable	6,000	—

Net cash used in investing activities	(6,382)	(3,824)

Cash flows from financing activities:
Net payments of short-term borrowings	(3,133)	(4,763)
Payments of long-term borrowings	—	(7,850)
Proceeds from issuance of Ordinary Shares	52,986	—

Net cash provided by (used in) financing activities	49,853	(12,613)
Net cash used in discontinued operations	—	(906)

Change in cash and cash equivalents	55,489	8,908
Cash and cash equivalents at beginning of period	2,008	455

Cash and cash equivalents at end of period	$57,497	$9,363

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP Aug 31, 2004	Non-GAAP Adjustment (a)	Non-GAAP Aug 31, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$114,906		$114,906
Cost of revenues—non cash equity compensation	7,791	(7,791)	—
Cost of revenues—other	88,848		88,848

Total cost of revenues	96,639		88,848

Gross profit	18,267		26,058

Operating expenses:
Research and development—non cash equity compensation	23,876	(23,876)	—
Research and development—other	9,660		9,660

Total research and development	33,536		9,660

Selling, general and administrative—non cash equity compensation	135,885	(135,885)	—
Selling, general and administrative—other	7,538		7,538

Total selling, general and administrative	143,423		7,538

Amortization of intangible assets	378	(378)	—
Other costs	726	(726)	—

Total operating expenses	178,063		17,198

Operating income (loss)	(159,796)		8,860
Interest income (expense), net	77		77

Income (loss) from continuing operations before income taxes	(159,719)		8,937
Provision for income taxes	1,836	113	1,949

Net income (loss) from continuing operations	$(161,555)		$6,988

Pro forma net earnings (loss) per common share from continuing operations
Basic	$(5.97)		$0.26

Diluted	$(5.97)		$0.25

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	27,060		27,060

Diluted	27,060		27,625

XYRATEX LTD
UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

	Nine Months Ended
	GAAP Aug 31, 2004	Non-GAAP Adjustment (a)	Non-GAAP Aug 31, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$342,313		$342,313
Cost of revenues—non cash equity compensation	7,791	(7,791)	—
Cost of revenues—other	264,107		264,107

Total cost of revenues	271,898		264,107

Gross profit	70,415		78,206

Operating expenses:
Research and development—development arrangement	(6,000)	6,000	—
Research and development—non cash equity compensation	23,876	(23,876)	—
Research and development—other	26,832		26,832

Total research and development	44,708		26,832

Selling, general and administrative—non cash equity compensation	135,885	(135,885)	—
Selling, general and administrative—other	20,121		20,121

Total selling, general and administrative	156,006		20,121

Amortization of intangible assets	772	(772)	—
Other costs	2,589	(2,589)	—

Total operating expenses	204,075		46,953

Operating income (loss)	(133,660)		31,253
Interest income (expense), net	905	(933)	(28)

Income (loss) from continuing operations before income taxes	(132,755)		31,225
Provision for income taxes	5,872	(49)	5,823

Net income (loss) from continuing operations	$(138,627)		$25,402

Pro forma net earnings (loss) per common share from continuing operations(b)
Basic	$(5.59)		$1.02

Diluted	$(5.59)		$1.00

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	24,797		24,797

Diluted	24,797		25,459

(a)
Non-GAAP Adjustment for the three and nine month periods ended August 31, 2004 includes non-cash equity compensation expense, non-cash amortization of intangible assets, the related tax effect and expenses recorded in connection with our preparation for the initial public offering. Non-GAAP Adjustment for the nine months ended August 31, 2004 also includes the elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest.

  We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

  There were no Non-GAAP adjustments to the three and nine month periods ending August 31, 2003.

(b)
Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

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SIGNATURES
Xyratex Ltd Announces Results for the Third Quarter 2004 Revenue growth of 58% year over year
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME
XYRATEX LTD UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME